BY EDGAR

September 16, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attn:	Robert Augustin
Katherine Bagley

RE:	Empro Group Inc.
Amendment No. 2 to Draft
Registration Statement on Form F-1
Submitted August 5, 2024
CIK No. 0002005569

Dear Sir / Madam:

On behalf of our client, Empro Group, Inc. (the “Company”), a Cayman Islands exempted company with limited liability, we hereby submit this letter in response to the comments set forth in that certain letter dated August 22, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to Amendment No. 2 to the Draft Registration Statement on Form F-1 that the Company submitted to the Commission on August 5, 2024 (the “Draft Registration Statement”).

The Company is responding to the Staff’s comments by filing a Registration Statement on Form F-1 (the “Registration Statement”) that addresses the Staff’s comments, as more fully set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	Liquidity, page 50

We have read your response to prior comment 8 and reissue in part. Please update the disclosure to quantify the amount of your December 31, 2023 accounts receivable that have been subsequently collected as of the date of this prospectus.

Response

In response to the comment, we have revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” section contained in the Registration Statement, beginning on page 50 of the prospectus, to quantify the amount of December 31, 2023 and 2022 trade payables that have been subsequently collected as of the date of the prospectus.

Comment 2	Relationships with Partners, Regulators, and Government, page 65

We note your response to prior comment 11, including your revised disclosure that “in general,” the relevant distributors are compensated by retaining the amount by which the price paid by its customers to purchase the products exceeds the amount that the distributor pays to acquire the products. Please clarify whether, pursuant to any of the specific agreements, there are any other fees or compensation paid to the distributors. We also note your response that the Company does not believe that the distribution agreements constitute material agreements under Item 601(b)(10). Please provide a more detailed legal analysis describing why you do not believe these agreements are material, or file such agreements as exhibits to the registration statement. As a related matter, please file the loan agreements contained in the table on page 53 or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response

In response to the comment, we have revised the “Relationships with Partners, Regulators and Government” section contained in the Registration Statement, beginning on page 65 of the prospectus, to remove the words “in general” from the description of the compensation paid to the distributors named in that section, as there are no other fees or compensation paid to such distributors pursuant to the agreements described in that section.

Also, regarding the filing of the distribution agreements listed in this section as material contracts under Item 601(b)(10), please note that we are planning to file as exhibits to the Registration Statement the Agreement for Supply of Goods effective July 1, 2023 with Hong Kong Sa Sa Sdn Bhd (which involves the distribution of products in both the healthcare and cosmetics segment), the Trading Term Agreement dated January 2020 with Watsons Personal Care Stores, the Trading Terms Agreement dated September 2023 with Watsons Personal Care Stores and the Trading Terms Agreement dated January 2024 with Watsons Personal Care Stores, with such agreements constituting exhibits 10.3, 10.4, 10.5 and 10.6 to the Registration Statement. However, the Company does not believe that the April 2024 Trading Term Agreement with Sa Sa, the December 2023 Exclusive Distributor Agreement with Pro Tek AS, the December 2023 Exclusive Distributor Agreement with Sash Trade, the December 2023 Exclusive Distributor Agreement with Aerofit Multiplus and the May 2024 Agreement for Supply of Goods with Sa Sa Cosmetic Company Limited currently constitute material agreements under Item 601(b)(10) of Regulation S-K, and thus that such agreements are required to be filed as exhibits to the Registration Statement. All five of these distribution agreements have been signed since December 2023 and relate to the Company’s new SpaceLift skincare product, the commercial launch of which in the territories covered by these distribution agreements and in other territories throughout the world is ongoing. To date, the amount of sales and revenues generated by each of these distribution agreements has been minimal. While the Company believes that additional sales and revenues will be generated through these distribution agreements as the commercial rollout of SpaceLift continues, and that such sales and revenues, whether with respect to these agreements in aggregate or with respect to any particular agreement individually, will reach a meaningful level, it does not believe that any of these five distribution agreements, on an individual basis, currently constitutes a material agreement for the Company. When and if any of these distribution agreements does constitute a material agreement after the closing of this offering, the Company will file such agreement(s) as an exhibit to its applicable Securities Exchange Act reports, as required by law and SEC regulations.

Further, in response to the comment, we have filed the four loan agreements mentioned in the table under the heading “Financing Activities” on page 53, and have added such agreements to the exhibit index.

Comment 3	Quality Control, page 71

We note your response to prior comment 14 and reissue it in part. We note your disclosure that you “plan to apply for approval by the USFDA for [y]our medical face masks and for SpaceLift, in the applicable registration categories, as we expand our operations into the United States market, with commercial launch targeted for the first quarter of 2025” (emphasis added). Please revise to discuss your specific plans to seek FDA regulatory approval, including the registration category you will seek for each product. Please also clearly disclose that, while you intend to launch commercially in the first quarter of 2025, there is no guarantee that your products will be approved by the FDA and that you will be able to commercialize your products on this timeline.

Response

In response to the comment, we have revised the “Business – Our Business Divisions – Quality Control” section contained in the Registration Statement, beginning on page 71 of the prospectus, to discuss the Company’s specific plans to seek FDA regulatory approval, including the registration categories that the Company will seek for its medical face masks and its SpaceLift product, and to also state that there is no guarantee that the Company’s products will be approved by the FDA and that the Company will be able to commercialize such products on the planned timeline.

Comment 4	Note 8, page F-36

We have read your response to prior comment 20 and reissue in part. Please expand your disclosure to identify the transactions that generated the $1,080,150 Other Receivables balance. Clarify whether the Registrant exchanged any substantial goods or services in these transactions. Your disclosure should clearly explain why these transactions are classified as operating activities in your Statements of Cash Flows. Further, please expand the liquidity section of MD&A to disclose how much of these receivables have been subsequently collected in cash and why no corresponding loss allowance has been recognized.

Response

In response to the comment, we have revised Note 8 of the financial statements included in the Registration Statement to reflect the fact that the Other Receivables due from related parties relate to advances made to related parties. We have also revised Note 27(a) of the financial statements included in the Registration Statement to provide the breakdown of these Other Receivables, which are due from Jingga Anggun Sdn Bhd, Mosfac Sdn Bhd, Mimo Motor Sdn Bhd and Emptech Cycle Sdn Bhd. In addition, the Statement of Cash Flows included in the Registration Statement has been revised to reclassify the advances to related parties from operating activities to investing activities.

Further, we have revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” section contained in the Registration Statement, beginning on page 50 of the prospectus to address the comment by adding the following paragraph”

“As of December 31, 2023, and 2022, we had other receivables totaling $1,080,150 and $809,466, respectively. By August 31, 2024, approximately 85.92% of the 2023 balance and 87.31% of the 2022 balance have been collected. The remaining exposure is $152,087 for 2023 and $102,725 for 2022. Of this, $29,956 (2023) and $31,321 (2022) are owed by a related party, Mimo Motor Sdn. Bhd., while $65,359 (2023) and $68,337 (2022) are owed by a third party. Additionally, as of December 31, 2023, $325,522 was owed by a related party, Mosfac Sdn. Bhd., of which $274,375 has been offset against subsequent purchase invoices as of August 31, 2024, leaving a balance of $51,147 to be offset against future invoices. The remaining balances of $5,625 and $3,067 as of December 31, 2023 and 2022, respectively, are owed by multiple third-party receivables, with each balance individually small. We remain committed to collecting these outstanding amounts through follow-up communications, negotiations, and, if necessary, legal actions.”

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call the undersigned at (212) 326-0468 or to email the undersigned at mcampoli@pryorcashman.com.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	Yeoh Chee Wei